Dell Inc.
One Dell Way
Round Rock, Texas 78682
January 27, 2006
VIA EDGAR
Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, DC 20549

Re:	Dell Inc.
Form 10-K for Fiscal Year Ended January 28, 2005
Forms 10-Q for Fiscal Quarters Ended
April 29, 2005 and July 29, 2005 and October 28, 2005
Form 8-K dated October 31, 2005 and November 10, 2005
File No. 0-17017
Dear Mr. Skinner:
On behalf of Dell Inc. (“Dell”), we are responding to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filings, as required by your letter to Mr. Kevin B. Rollins dated January 13, 2006.
Our responses are numbered consistent with the staff’s numbered comments in the January 13, 2006 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.
As discussed more fully below, the charges that we disclosed in our press releases dated October 31, 2005 and November 10, 2005 and in the related Forms 8-K and in our Form 10-Q had a significant impact on our operating performance for the fiscal quarter ended October 28, 2005 and were contrary to Dell’s historical trends and future expected performance. We believe that the items were unusual and not indicative of our expectations for the future. Consequently, we disclosed GAAP results and financial measures taking those charges into account, and then supplemented that disclosure with non-GAAP information that excluded the impact of those charges. In each case, we believe that we complied with Regulation G by prominently disclosing the GAAP information and presenting the differences between the GAAP and non-GAAP information, and the reasons for those differences, in a clear and understandable manner. Our reasons for these conclusions are more fully set forth below. Nevertheless, we respectfully acknowledge and understand the Commission’s views regarding the use of non-GAAP financial

Securities and Exchange Commission
January 27, 2006

measures and undertake to give particular consideration to those views should Dell be in the position to disclose non-GAAP financial information in the future.
Staff Comment
Use of Non-GAAP Measures
Form 8-K dated November 10, 2005
SEC COMMENT NO. 1:
1.	We note the extensive use of Non-GAAP measures in your Form 8-K dated November 10, 2005. Tell us how you have considered the guidance in Regulation G and the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. In your response, please address the following:
a.	Your press release appears to include several Non-GAAP measures, including Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income, Non-GAAP income before income taxes, Non-GAAP income taxes, Non-GAAP net income, and Non-GAAP earnings per share. Tell us why you believe you have complied with the reconciliation requirements under Regulation G which requires you to provide reconciliations for all Non-GAAP measures presented.

b.	We also note that your disclosures of Days Supply in Inventory and Days in Accounts Payable are calculated excluding these charges and are also considered Non-GAAP measures. Refer to Item l0l(a)(1) of Regulation G. Tell us why you believe you have complied with the reconciliation requirement and presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP.

c.	Tell us whether you consider the items you are excluding to be nonrecurring, infrequent or unusual and whether the charges are such that they are reasonably likely to recur within two years or there were similar charges within the prior two years. If you believe these items are recurring, demonstrate the usefulness of each Non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Tell us how your disclosures comply with the disclosure requirements set forth in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for each of your Non-GAAP measures and each item of adjustment.

d.	You indicate in your disclosures that the adjustments are made with the intent of providing a “more complete understanding of the underlying operations results and trends and Dell’s marketplace performance” and that they “provide a basis for which meaningful year-over-year operating performance comparisons can be made”. Further explain why you believe it is appropriate to eliminate these charges, particularly where they directly impact your operating performance. Explain why you believe these

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January 27, 2006

measures provide useful information to investors. Clarify how you use these Non-GAAP measures, the economic substance behind your decision to use such measures, the material limitations associated with these measures and how you compensate for those limitations.

e.	Because of your extensive use of Non-GAAP measures in this press release, it is unclear whether your reference to expected fourth quarter earnings per share is based on GAAP or Non-GAAP earnings. If it is based on Non-GAAP earnings, please address the above comments associated with this Non-GAAP measure as well. Refer to Item l0l(a)(l) of Regulation G.

f.	Similarly address the above comments associated with the Non-GAAP measure in your October 31, 2005 Form 8-K.

To the extent your Non-GAAP measures exclude items which are considered recurring in nature, you must meet the burden of demonstrating the usefulness of the measures and clearly disclose why the Non-GAAP measures are useful when these items are excluded. To do so requires meaningful, substantive disclosure which addresses, for each measure presented, the disclosures identified in Question 8 of the FAQ.
Response to SEC Comment No. 1:
Dell strives to ensure its financial statements and disclosures are transparent and in compliance with applicable disclosure requirements. In the third quarter of fiscal year 2006 ended October 28, 2005 Dell’s results of operations included certain additional product charges and selling, general, and administrative charges that aggregated $442 million before income taxes. Because these charges significantly impacted certain operating performance measures and trends, we concluded that investors needed additional information to assess the impact of these charges on Dell’s financial results. Accordingly, in our press release, we presented the GAAP results including these charges and then supplemented that disclosure with Non-GAAP financial measures that excluded these charges and their related income tax effects. As we discussed in the press release under the section titled “Use of Non-GAAP Financial Information,” the presentation of this additional information was not meant to be a substitute for financial statements prepared in accordance with GAAP, but as supplemental information to provide investors with additional information to assess Dell’s operating results. These adjustments were made with the intent of providing investors a more complete understanding of the underlying operational results and trends and Dell’s marketplace performance. We believe this supplemental information is useful to readers of the financial statements and enhances the user’s overall understanding of the operating results of our company, including past and expected future trends, and provides additional financial measures for assessing year-over-year comparisons.
We believe we have complied with Regulation G by providing equal or greater prominence to the comparable GAAP financial measures. The financial statements lead with the GAAP financial information followed by separate, clearly identified Non-GAAP financial measures. In the text and tables the GAAP and Non-GAAP measures are presented in close proximity and the

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January 27, 2006

GAAP measures are afforded equal or greater prominence than the Non-GAAP measures. We also provided a concise but clear quantitative reconciliation detailing the differences between the GAAP and Non-GAAP measures. See the table entitled “Itemized Reconciliation Between Net Income on a GAAP and Non-GAAP Basis.” Sufficient information is provided in the reconciliation such that all Non-GAAP amounts can be derived from the corresponding GAAP amounts using the information provided in the reconciliation. In addition, we provided a footnote reference for each Non-GAAP measure specifying which items were excluded from the Non-GAAP amount. Accordingly, we believe that difference between the GAAP and Non-GAAP measures were clearly disclosed to investors.
SEC Comment 1(a): Reconciliation requirements under Regulation G
Regulation G requires presentation of “a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical Non-GAAP measures presented of the differences between the Non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP.”
We provided a table detailing the itemized reconciliation between net income on a GAAP and Non-GAAP basis. The table includes a quantitative reconciliation of the charge components annotated with a description of each of the items presented and the related amounts. In addition, as mentioned above, sufficient information was provided in the reconciliation such that all Non-GAAP amounts could be derived from the corresponding GAAP amounts using the information provided in the reconciliation. Because the line item descriptions in the reconciliation are the same as those included in both the GAAP and Non-GAAP Condensed Consolidated Statement of Income and Related Financial Highlights, we believe this satisfies the “clearly understandable method” criteria of Regulation G. In order to promote transparency and clarity to users of this financial information: (i) the GAAP Condensed Consolidated Statement of Income and Related Financial Highlights were presented first in the press release; (ii) consistent line item descriptions were used in both the GAAP and Non-GAAP statements as well as the reconciliation; (iii) Non-GAAP amounts were clearly labeled as such; and (iv) footnote references were included to identify where adjustments were made, including a reference to the Itemized Reconciliation. Therefore, we believe users are able to discern the differences between the GAAP and Non-GAAP measures and understand the nature and amount of the items excluded from the GAAP measures to arrive at the Non-GAAP amounts.
SEC Comment 1(b): Item 101(a)(1) of Regulation G – Days Supply in Inventory and Days in Accounts Payable
Footnote (b) to the Condensed Consolidated Statement of Financial Position and Related Financial Highlights notes that the calculation of both days supply in inventory and days in accounts payable exclude the $338 million of product charges from the cost of revenue amounts used in these statistical computations, but in addition, provide the comparable amounts if such charges had been included. We believe this is the most appropriate presentation of this information particularly in light of the fact that our days supply in inventory statistic would

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January 27, 2006

improve if these charges are included. We do not believe that a days supply in inventory statistic that showed improvement because of an unusual product warranty charge would be indicative of the underlying inventory trends.
The days in accounts payable measure would have been lower by 3 days if the product charges were not excluded from cost of revenue before computing the statistic. However, because the accruals for these charges are not included in accounts payable, adjusting the statistic for these charges would not be indicative of the underlying relationship between accounts payable and costs of revenue. Nevertheless, we disclosed the adjusted and unadjusted statistics for days of supply in inventory and days in accounts payable so users would have complete information on both bases.
SEC Comment 1(c): Non-recurring, infrequent or unusual
The items adjusted in the Non-GAAP measures include the cost of servicing a vendor part that failed to perform to Dell’s specifications, as well as product rationalizations, workforce realignment charges, a goodwill write-off, and costs of operating leases on office space no longer used. These charges were recorded in the GAAP results in cost of revenue and selling, general and administrative expenses.
Dell warrants its products in the normal course of business and accrues the cost of those warranties as sales are recognized. Due to the nature and magnitude of this particular vendor part failure, management concluded that presenting financial information with and without the impact of this particular warranty charge would be relevant to users of the financial statements so that they could compare the current quarter’s results to historical results. Dell has never experienced a vendor part failure that has impacted our financial statements of this magnitude and based on its historical experiences does not reasonably expect to incur a similar failure within the next two years. The effect of this particular vendor part failure is evident by review of Dell’s historical gross margin as a percent of revenue. With the exception of the third quarter of fiscal 2006, in the past ten years, Dell has only once reported gross margins as low as 17.7%. In an effort to help investors more easily view and compare our ongoing business trends and results of continuing operations Dell provided the supplemental Non-GAAP information. Management expects that product warranty costs in future periods will trend towards historical levels and that inclusion of this charge without the supplemental analysis would not provide users with sufficient information to assess Dell’s performance and expected future warranty costs.
The other identified charges are of a non-recurring nature as discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, as Dell has not incurred similar charges within the two most recent years and management at this time does not reasonably expect to incur similar costs in the near future.
SEC Comment 1(d): “More complete understanding of the underlying operations...”
As discussed above, the inclusion of the Non-GAAP measures was intended to supplement the GAAP measures and not as a substitute for financial statements prepared in accordance with

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January 27, 2006

GAAP. We believe the Non-GAAP supplemental information is useful to readers of the financial statements and enhances the user’s overall understanding of the operating results of our company including past and expected future trends, and provides additional financial measures for assessing year-over-year comparisons in a manner consistent with how senior management assesses the company’s operating performance. We compensated for the inherent limitations of Non-GAAP measures by providing GAAP measures with equal prominence.
SEC Comment 1(e): Fourth quarter Earnings per Share
To distinguish between the GAAP and Non-GAAP measures and minimize confusion, Dell labeled each key Non-GAAP measure prominently as “Non-GAAP.” Accordingly, the references to expected fourth quarter earnings per share in the press release are on a GAAP basis. Management does not currently expect any impact related to these charges to be incurred in the fourth quarter of fiscal 2006.
SEC Comment 1(f): Form 8-K dated October 31, 2005
In the press release included in the Form 8-K dated October 31, 2005, we disclosed Non-GAAP earnings per share of $0.39 in order to compare it to our previously issued earnings guidance. We then, with no less prominence, disclosed the expected GAAP earnings per share of $0.25 and indicated the nature of the charges giving rise to the difference between the GAAP and Non-GAAP results. As required by Regulation G, the Non-GAAP earnings per share of $0.39 is reconciled to the GAAP amount of $0.25 using clearly stated information provided in the press release. We disclosed the earnings per share impact of the estimated charges of $0.14 and the nature of the charges so users could understand the differences in the GAAP and Non-GAAP measures. We believe that this disclosure satisfies Regulation G’s requirement for a “clearly understandable method” of reconciliation. This press release provided preliminary financial results for the third quarter ended October 28, 2005. After the Company completed its close process for the quarter, we provided the more detailed reconciliation information in our Form 8-K dated November 10, 2005 and in our Form 10-Q for the third fiscal quarter ended October 28, 2005.
See also our general responses to SEC Comment No. 1 above.
SEC COMMENT NO. 2:
October 28, 2005 Form l0-Q
2.	We also note extensive use of Non-GAAP financial measures in your Form 10-Q for the quarter ended October 28, 2005, including Non-GAAP operating income, Non-GAAP earnings per share, Non-GAAP gross margin percentages, Non-GAAP selling, general and administrative expenses, Non-GAAP Days Supply in Inventory and Non-GAAP Days in Accounts Payable. Tell us how you have complied with the requirements of Item 10(e)(i) and (ii) of Regulation S-K for each Non-GAAP measure and each item of adjustment.

Securities and Exchange Commission
January 27, 2006

Response to Comment No. 2:
The financial statements and related disclosures in our Form 10-Q for the quarter ended October 28, 2005 were prepared on the basis of generally accepted accounting principles in the United States. Regulation S-K §229.303(a)(3) also requires disclosure of “any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” We concluded that the charges discussed above were significant for additional disclosure. Accordingly, in those circumstances in which we disclosed a measure excluding the previously discussed charges, we presented our GAAP financial measures in Form 10-Q with greater prominence then the measure excluding such charges. In each case, the GAAP measure is presented as the primary measure and the supplemental disclosures excluding such charges are explained so the reader can understand the impact of the charges on the financial statement item. We believe our Form 10-Q disclosures help financial statement users understand the impact of these charges on the Company’s results.
See also our general responses to SEC Comment No. 1 above.
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If you have any questions regarding the foregoing, please call the undersigned at 512-728-9997 or Thomas H. Welch, Jr., Vice President – Legal and General Corporate Counsel, at 512-728-0587.

Very truly yours,

/s/ Joan Hooper
Joan Hooper
Vice President, Corporate Finance and Chief
Accounting Officer